Mail Stop 3651

October 2, 2006

<u>Via Fax and U.S. Mail</u>

Gerald T. Aaron
Secretary
Lone Star Steakhouse & Saloon, Inc.
224 East Douglas, Suite 700
Wichita, Kansas 67202

RE: **Lone Star Steakhouse & Saloon, Inc.**
      Schedule 14A filed on August 29, 2006
      File No. 000-19907

Dear Mr. Aaron:

        We have limited our review of your filing to those issues addressed by the
following comments. Where indicated, we think you should revise your documents in
response to these comments. If you disagree, we will consider your explanation as to
why a comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the
applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects and welcome any questions you
may have about our comments or on any other aspect of our review. Feel free to call us
at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1. In an appropriate place, consider explaining why the transaction is being structured as
   it is with the shares of subsidiaries being transferred to the purchaser prior to the
   merger.

Background of the Transactions, page 20

2. We note your disclosure of the meeting between your management, the board of directors and North Point in early October 2005. Please disclose the purpose of the meeting, identify who first proposed the meeting, and when this occurred.

3. Please disclose the when and why North Point and the other nationally recognized investment bank were engaged.

4. Please provide copies of the information provided to the board connection with this transaction, including any "board books."

Reasons for the Transactions, page 26

5. Please include a list of the reasons the board considered for not approving the transactions. If it did not consider any, so state.

6. Tell us what role your owned properties played in your determination to sell for the price you will receive. Did you consider any valuation reports for those properties?

Opinions Delivered to the Board of Directors, page 30

7. Please note that the comments below may be applicable to both fairness opinions.

8. Please tell us the basis for the selection of the discount rate and briefly explain why the North Point or Thomas Weisel Partners believe these ranges are the most appropriate indicators of value.

9. Please describe briefly the characteristics used to select the companies used in the "Selected Companies Analysis."

Premiums Paid, page 41

10. Please have the board specially note that the premiums paid on the comparable transactions represented a higher range except for a penny against the one week comparables. Please tell us the reason for this result; consider including a discussion of the reason in the document.

Annex B

11. Revise the fifth paragraph on B-3 to delete the word "solely" from the first sentence.

<u>Closing</u>

        Please amend the preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please contact Messeret Nega at (202) 551-3316 with any questions or you may reach me at (202) 551-3750.

        Sincerely,

        Max A. Webb
        Assistant Director

cc: Michael R. Neidell
      Olshan Grundman Frome Rosenzweig & Wolosky LLP
      (212) 451-2222